Exhibit 12.1

Statement Regarding the Computation of Ratios

Our earnings are inadequate to cover combined fixed charges and preferred stock dividends. The following table sets forth the dollar amount of the coverage deficiency (in thousands) for the periods indicated.

						Six Months
						Ended
	Year Ended December 31,					June 30,
	2013	2012	2011	2010	2009	2014
EARNINGS:
Net loss	$(51,911)	$(36,799)	$(11,152)	$(16,031)	$(14,760)	$(88,927)
Plus fixed charges	2,118	569	163	59	63	1,948
Total loss to cover fixed charges	(49,793)	(36,230)	(10,989)	(15,972)	(14,697)	(88,979)

FIXED CHARGES:
Interest expense & amortization of debt issuance costs	1,980	441	75	—	—	1,861
Estimated interest component of rental expense	138	128	88	59	63	87
Fixed costs	2,118	569	163	59	63	1,948

DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$(51,911)	$(36,799)	$(11,152)	$(16,031)	$(14,760)	$(88,927)